March 26, 2014

Mara L. Ransom

Assistant Director

Office of the Chief Accountant

United States Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:	Atlas Pipeline Partners, L.P. (the “Registrant”)

Registration Statement on Form S-3

Filed February 21, 2014

File No. 333-194075

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 20, 2014

File No. 001-14998

Dear Ms. Ransom:

A copy of this letter has been furnished through EDGAR as correspondence.

This letter sets forth the Registrant’s responses to the comments and requests for additional information of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated March 19, 2014 (the “Comment Letter”). For your convenience, the comments and requests for additional information provided by the Staff have been repeated in bold type exactly as set forth in the Comment Letter. The Registrant’s response to each comment and request is set forth immediately below the text of the applicable comment or request.

Registration Statement on Form S-3

General

1.	Please confirm your understanding that we will not be in a position to consider a request for acceleration of effectiveness of your registration statement until we resolve all comments regarding your Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

Response: The Registrant confirms the above understanding.

Cover Page

2.	Please revise the cover page to include a recent market price of your common units.

Response: The Registrant will amend its Registration Statement on Form S-3 to include a recent market price of its common units.

Letter to Mara L. Ransom

March 26, 2014

Exhibit 8.1

3.	Please have counsel revise their opinion to also consent to the discussion of counsel’s opinion in the tax considerations section of the prospectus. Please refer to Section IV of Staff Legal Bulletin No. 19.

Response: The Registrant will amend its Registration Statement on Form S-3 to attach as Exhibit 8.1 a revised opinion which also consents to the discussion of counsel’s opinion in the tax considerations section of the prospectus.

Annual Report on Form 10-K for the year ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 64

Results of Operations, page 73

4.	Please tell us your consideration of including an analysis of the increase or decrease in your gross margin percentage in your discussion of gross margin on pages 76 and 80, including the reasons for the changes.

Response: The Registrant notes that, while no analysis of the increase or decrease in the gross margin percentage was provided within “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” an analysis of the changes in gross margin and the components thereof was provided on pages 76 and 80. The increase or decrease in the gross margin percentage is a result of these changes along with any related changes in the mix of contract types of Fee-Based contracts, Percent of Proceeds (“POP”) contracts and Keep-Whole contracts, which are fully described within “Note 2 – Summary of Significant Accounting Policies – Revenue Recognition” on page 116 of the Annual Report on Form 10-K for the year ended December 31, 2013 (“Form 10-K”).

The Registrant considered the change in gross margin percentage for each period to be immaterial and believes any additional analysis on gross margin, or the change in the gross margin percentage, would not provide the user of the financial statements with any additional material information that has not already been provided. Further, the Registrant notes that these percentages are a simple calculation of the amounts disclosed for gross margin and were provided for ease of calculation to the user. The Registrant would provide additional analysis of changes to its contract types or other items that could impact gross margin, including changes to volumes and commodity prices, if the increase or decrease in the gross margin percentage were determined to be material.

Letter to Mara L. Ransom

March 26, 2014

Notes to Consolidated Financial Statements, page 106

Note 2 – Summary of Significant Accounting Policies, page 106

Principles of Consolidation and Non-Controlling Interest, page 106

5.	We note you consolidate the Operating Partnership and its wholly-owned and majority-owned subsidiaries. Please explain to us in detail your basis for consolidating these entities in light of your disclosure in Note 1 that the general partner effectively controls both the Partnership and the Operating Partnership. If you are within the scope of the Variable Interest Subsections of ASC 810-10-15, please tell us in detail: (i) the basis for your conclusion that the Operating Partnership, by design, is a variable interest entity based on the conditions in ASC 810-15-15-14; (ii) the basis for your conclusion that you have the power to direct the activities of the Operating Partnership that most significantly impact its economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the Operating Partnership based on the provisions of ASC 810-10-25-38A through 25-38G; and (iii) your consideration of the disclosure requirements in ASC 810-10-50 related to variable interest entities. If you are not within the scope of Variable Interest Subsections of ASC 810-10-15, please tell us how you overcome the presumption of control by the general partner of the Operating Partnership. Please include a detailed analysis of the substantive kick-out and participating rights of the limited partners of the Partnership and why the rights are considered substantive based on the guidance in ASC 810-25-25.

Response: The Registrant acknowledges the Staff’s comment and notes that it is within the scope of the Variable Interest Subsections of ASC 810-10-15. The basis for the Registrant’s conclusion is as follows:

i.	Atlas Pipeline Operating Partnership, L.P. (the “Operating Partnership”) is considered a Variable Interest Entity (“VIE”) based upon the guidance within ASC 810-10-15-14(c) due to:

(1)	Atlas Pipeline Partners GP, LLC (the “General Partner”), manages the Operating Partnership, but only owns a 1.0101% general partner interest in the Operating Partnership; and

(2)	substantially all of the Operating Partnership’s activities are conducted on behalf of the Registrant, which owns the remaining 98.9899% interest in the Operating Partnership as a limited partner, with limited control, and thus disproportionately few voting rights.

ii.	Based upon the guidance within ASC 810-10-25-38A:

(1)

the General Partner has: (a) the power to direct the activities of the Operating Partnership, but does not have (b) the obligation to absorb the losses of or the right to receive benefits from the Operating Partnership that are significant to the Operating Partnership. The General Partner only receives 1.0101% of the distributions made by the Operating Partnership, which is equal to its general

Letter to Mara L. Ransom

March 26, 2014

partner interest. The Registrant notes to the Staff that the incentive distribution rights received by the General Partner are provided through the operating agreement with the Registrant and not directly from the Operating Partnership. The incentive distributions are paid with the 98.9899% distributions the Registrant receives from the Operating Partnership.

(2)	The Registrant does not have (a) the power to direct the activities of the Operating Partnership, but does have (b) the obligation to absorb the losses of and the right to receive benefits from the Operating Partnership that are significant to the Operating Partnership. The Registrant, as the sole limited partner, receives 98.9899% of the distributions made by the Operating Partnership, which is equal to its limited partnership interest.

(3)	The Registrant determined that since neither party meets both criteria in ASC 810-10-25-38A, it should follow the guidance within ASC 810-10-25-44. Since the Registrant and the General Partner are related parties and the Operating Partnership is wholly-owned by these two entities, the Registrant must determine whether the Registrant or the General Partner is most closely associated with the Operating Partnership and thus is the Primary Beneficiary. As set forth in paragraph ii.(2) above, the Registrant has substantially all of the exposure to variability associated with the anticipated economic performance of the Operating Partnership. The design of the Operating Partnership and its activities are to benefit the Registrant. The activities performed by the General Partner include executive management services which are directly related to the operation of the Registrant. In addition, the General Partner is not obligated under, nor does it guarantee, the Registrant’s debt. As such, the Registrant is most closely related to the Operating Partnership and thus is the Primary Beneficiary under ASC 810-10-25-44. Accordingly, accounts of the Operating Partnership and the Operating Partnership’s wholly-owned and majority-owned subsidiaries are included in the Registrant’s consolidated financial statements.

iii.	Based upon the disclosure requirements in ASC 810-10-50, the Registrant notes to the Staff that:

(1)	all of the operating assets of the Registrant are held within the subsidiaries of the Operating Partnership, while the primary debt and equity is held by the Registrant; and

(2)	the Registrant’s debt is secured by the assets of the Operating Partnership and its subsidiaries, as described in Note 13 – Debt within Form 10-K.

Letter to Mara L. Ransom

March 26, 2014

The Registrant acknowledges that it has not disclosed that the Operating Partnership is a VIE of which the Registrant is the Primary Beneficiary and proposes that it revise, in future filings, the first paragraph of the disclosure within Note 2 – Summary of Significant Accounting Policies – Principles of Consolidation and Non-controlling Interest” as follows (changes in bold):

“The consolidated financial statements include the accounts of the Partnership, the Operating Partnership (a Variable Interest Entity of which the Partnership is the Primary Beneficiary) and the Operating Partnership’s wholly-owned and majority-owned subsidiaries. The General Partner’s interest in the Operating Partnership is reported as part of its overall 2.0% general partner interest in the Partnership. All material intercompany transactions have been eliminated.”

Goodwill, page 109

6.	Please tell us whether you allocated goodwill to the other components (West TX, Barnett, and Tennessee) aggregated into the Gathering and Processing segment and, if so, whether you tested goodwill allocated to the components for impairment.

Response: The Registrant notes that there is no goodwill allocated to the other components (WestTX, Barnett and Tennessee) aggregated into the Gathering and Processing segment. The Registrant proposes adding the following disclosure in future filings: “There is no goodwill allocated to the Partnership’s WestTX, Barnett and Tennessee reporting units.”

The Registrant respectfully requests from the Staff that, with regard to its response to comments 5 and 6, it be allowed to adjust these disclosures in future filings rather than amend its previously filed Form 10-K as the Registrant believes these proposed changes, both individually and collectively, are immaterial to a reader’s understanding of the document and the Registrant’s business.

The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please contact Robert W. Karlovich III at (918) 574-3549 or Gerald Shrader, general counsel at (918) 574-3851.

Letter to Mara L. Ransom

March 26, 2014

Sincerely,

/s/ Robert W. Karlovich III

Robert W. Karlovich III
Chief Financial Officer
Atlas Pipeline Partners, L.P.